                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


      [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

OR

      [   ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the transition period from ------------ to --------------.

Commission file number 0-20348.

      A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

            D & K Wholesale Drug, Inc. 401 (k) Profit Sharing Plan and Trust


      B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

            D & K Healthcare Resources, Inc.
            8000 Maryland Avenue, Suite 920
            St. Louis, MO 63105

                       D & K HEALTHCARE RESOURCES, INC.

                                   FORM 11-K


                             REQUIRED INFORMATION



      (a)   Financial Statements.  Filed as part of this Report on Form 11-K
            --------------------
are the financial statements and the schedules thereto of the D & K Wholesale Drug, Inc. 401 (k) Profit Sharing Plan and Trust as required by Form 11-K, together with the report thereon of Arthur Andersen LLP, independent public accountants, dated June 25, 1998.

      (b)   Exhibits.  Not Applicable.
            --------

                       D & K HEALTHCARE RESOURCES, INC.

                                   FORM 11-K

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    D & K WHOLESALE DRUG, INC. 401 (K)
                                    PROFIT SHARING PLAN AND TRUST


Date:  June 25, 1998                By:    /s/  Martin D. Wilson
                                    ----------------------------------------
                                    Martin D. Wilson, Trustee

      D&K WHOLESALE DRUG, INC.
      401(k) PROFIT SHARING PLAN AND TRUST

      FINANCIAL STATEMENTS AND SCHEDULES
      AS OF DECEMBER 31, 1997 AND 1996
      TOGETHER WITH AUDITORS' REPORT

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustee of the D&K Wholesale Drug, Inc.
401(k) Profit Sharing Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of the D&K Wholesale Drug, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the schedule of assets held for investment purposes and schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




St. Louis, Missouri,
  June 25, 1998

                                                D&K WHOLESALE DRUG, INC.
                                                ------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------

                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     ----------------------------------------------

                                                    DECEMBER 31, 1997
                                                    -----------------


                                                                      Participant Directed
                                       ---------------------------------------------------------------------------------
                                                          Fidelity         Neuberger         Twentieth       Oppenheimer
                                       Dreyfus A           Asset           & Berman           Century          Global
                                       Bonds Plus         Manager          Guardian            Ultra           Fund A
                                       ----------         --------         ---------         ---------       -----------
ASSETS:
   Investments, at fair value-
      Dreyfus A Bonds Plus              $ 35,572         $     -           $     -           $     -         $     -
      Fidelity Asset Manager                 -             114,136               -                 -               -
      Neuberger & Berman Guardian            -                 -             347,462               -               -
      Twentieth Century Ultra                -                 -                 -             391,058             -
      Oppenheimer Global Fund A              -                 -                 -                 -           312,592
      Warburg Emerging Growth                -                 -                 -                 -               -
      Virtuoso Guaranteed Interest           -                 -                 -                 -               -
      Participant loans                      -                 -                 -                 -               -
      D&K common stock                       -                 -                 -                 -               -
                                        --------         ---------         ---------         ---------       ---------
        Total investments                 35,572           114,136           347,462           391,058         312,592
                                        --------         ---------         ---------         ---------       ---------
   Receivables-
      Participant contributions              516               961             4,487             5,792           3,553
      Employer contributions                 -                 -                 -                 -               -
                                        --------         ---------         ---------         ---------       ---------
        Total receivables                    516               961             4,487             5,792           3,553
                                        --------         ---------         ---------         ---------       ---------
NET ASSETS AVAILABLE FOR BENEFITS       $ 36,088         $ 115,097         $ 351,949         $ 396,850       $ 316,145
                                        ========         =========         =========         =========       =========

NUMBER OF UNITS AT DECEMBER 31, 1997      29,340            69,336           195,527           153,818         149,125
                                        ========         =========         =========         =========       =========

VALUE PER UNIT AT DECEMBER 31, 1997     $   1.23         $    1.66         $    1.80         $    2.58       $    2.12
                                        ========         =========         =========         =========       =========


                                                                                          Nonparticipant
                                                  Participant Directed                       Directed
                                        -----------------------------------------         --------------
                                        Warburg            Virtuoso                             D&K
                                        Emerging          Guaranteed         Loan             Common
                                         Growth            Interest          Fund              Stock          Total
                                        --------          ----------         ----             -------         -----
ASSETS:
   Investments, at fair value-
      Dreyfus A Bonds Plus              $    -            $    -            $    -           $     -       $    35,572
      Fidelity Asset Manager                 -                 -                 -                 -           114,136
      Neuberger & Berman Guardian            -                 -                 -                 -           347,462
      Twentieth Century Ultra                -                 -                 -                 -           391,058
      Oppenheimer Global Fund A              -                 -                 -                 -           312,592
      Warburg Emerging Growth                -                 -                 -                 -               -
      Virtuoso Guaranteed Interest           -              72,089               -                 -            72,089
      Participant loans                      -                 -              24,054               -            24,054
      D&K common stock                       -                 -                 -             131,856         131,856
                                        --------          --------          --------         ---------     -----------
        Total investments                    -              72,089            24,054           131,856       1,428,819
                                        --------          --------          --------         ---------     -----------
   Receivables-
      Participant contributions              309               790               -                 -            16,408
      Employer contributions                 -                 -                 -              52,346          52,346
                                        --------          --------          --------         ---------     -----------
        Total receivables                    309               790               -              52,346          68,754
                                        --------          --------          --------         ---------     -----------
NET ASSETS AVAILABLE FOR BENEFITS       $    309          $ 72,879          $ 24,054         $ 184,202     $ 1,497,573
                                        ========          ========          ========         =========     ===========

NUMBER OF UNITS AT DECEMBER 31, 1997      217.61            62,827
                                        ========          ========

VALUE PER UNIT AT DECEMBER 31, 1997     $   1.42          $   1.16
                                        ========          ========



                             The accompanying notes are an integral part of this statement.

                                                D&K WHOLESALE DRUG, INC.
                                                ------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------

                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     ----------------------------------------------

                                                    DECEMBER 31, 1996
                                                    -----------------

                                                                    Participant Directed
                                       ---------------------------------------------------------------------------------
                                                           Fidelity        Neuberger         Twentieth       Oppenheimer
                                       Dreyfus A            Asset          & Berman           Century          Global
                                       Bonds Plus          Manager         Guardian            Ultra            Fund A
                                       ----------          --------        ---------         ---------       -----------
ASSETS:
   Investments, at fair value-
      Dreyfus A Bonds Plus              $ 37,935          $    -           $     -           $     -         $     -
      Fidelity Asset Manager                 -              85,544               -                 -               -
      Neuberger & Berman Guardian            -                 -             205,180               -               -
      Twentieth Century Ultra                -                 -                 -             227,507             -
      Oppenheimer Global Fund A              -                 -                 -                 -           201,210
      Virtuoso Guaranteed Interest           -                 -                 -                 -               -
      Participant loans                      -                 -                 -                 -               -
      D&K common stock                       -                 -                 -                 -               -
                                        --------          --------         ---------         ---------       ---------
        Total investments                 37,935            85,544           205,180           227,507         201,210
                                        --------          --------         ---------         ---------       ---------
   Receivables-
      Participant contributions            1,260             1,651             7,915            10,996           5,695
      Employer contributions                 -                 -                 -                 -               -
                                        --------          --------         ---------         ---------       ---------
        Total receivables                  1,260             1,651             7,915            10,996           5,695
                                        --------          --------         ---------         ---------       ---------
NET ASSETS AVAILABLE FOR BENEFITS       $ 39,195          $ 87,195         $ 213,095         $ 238,503       $ 206,905
                                        ========          ========         =========         =========       =========

NUMBER OF UNITS AT DECEMBER 31, 1996      34,382            63,646           138,373           112,501         118,231
                                        ========          ========         =========         =========       =========

VALUE PER UNIT AT DECEMBER 31, 1996     $   1.14          $   1.37         $    1.54         $    2.12       $    1.75
                                        ========          ========         =========         =========       =========


                                                                         Nonparticipant
                                         Participant Directed               Directed
                                       -------------------------         --------------
                                        Virtuoso                              D&K
                                       Guaranteed           Loan             Common
                                        Interest            Fund              Stock            Total
                                       ----------           ----             ------            -----
ASSETS:
   Investments, at fair value-
      Dreyfus A Bonds Plus              $    -            $    -            $    -           $  37,935
      Fidelity Asset Manager                 -                 -                 -              85,544
      Neuberger & Berman Guardian            -                 -                 -             205,180
      Twentieth Century Ultra                -                 -                 -             227,507
      Oppenheimer Global Fund A              -                 -                 -             201,210
      Virtuoso Guaranteed Interest        55,285               -                 -              55,285
      Participant loans                      -              13,048               -              13,048
      D&K common stock                       -                 -              17,917            17,917
                                        --------          --------          --------         ---------
        Total investments                 55,285            13,048            17,917           843,626
                                        --------          --------          --------         ---------
   Receivables-
      Participant contributions            1,980               -                 -              29,497
      Employer contributions                 -                 -              50,313            50,313
                                        --------          --------          --------         ---------
        Total receivables                  1,980               -              50,313            79,810
                                        --------          --------          --------         ---------
NET ASSETS AVAILABLE FOR BENEFITS       $ 57,265          $ 13,048          $ 68,230         $ 923,436
                                        ========          ========          ========         =========

NUMBER OF UNITS AT DECEMBER 31, 1996      51,590
                                        ========

VALUE PER UNIT AT DECEMBER 31, 1996     $   1.11
                                        ========


                             The accompanying notes are an integral part of this statement.

                                                D&K WHOLESALE DRUG, INC.
                                                ------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                ---------------------------------------------------------

                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                          ------------------------------------


                                                                    Participant Directed
                                       --------------------------------------------------------------------------------
                                                          Fidelity         Neuberger         Twentieth      Oppenheimer
                                       Dreyfus A           Asset           & Berman           Century          Global
                                       Bonds Plus         Manager          Guardian            Ultra           Fund A
                                       ----------         --------         ---------         ---------      -----------
ADDITIONS:
   Participant contributions            $ 15,313         $  22,044         $ 110,083         $ 139,526       $  86,514
   Employer contributions                    -                 -                 -                 -               -
   Interest income                           -                 -                 -                 -               -
   Net appreciation in the fair
      value of investments                 2,437            18,296            37,436            57,794          43,058
                                        --------         ---------         ---------         ---------       ---------
        Total additions                   17,750            40,340           147,519           197,320         129,572
                                        --------         ---------         ---------         ---------       ---------
DEDUCTIONS:
   Benefits paid to participants          18,336             6,737            10,646            22,959          32,447
   Administrative expenses                    46                76               193               379             244
   Participant loans                         242              (272)            3,827            (2,439)          6,497
   Interfund transfers, net                2,233             5,897            (6,001)           18,074         (18,856)
                                        --------         ---------         ---------         ---------       ---------
        Total deductions                  20,857            12,438             8,665            38,973          20,332
                                        --------         ---------         ---------         ---------       ---------
        Change in net assets
           available for benefits         (3,107)           27,902           138,854           158,347         109,240

NET ASSETS AVAILABLE FOR
   BENEFITS, December 31, 1996            39,195            87,195           213,095           238,503         206,905
                                        --------         ---------         ---------         ---------       ---------
NET ASSETS AVAILABLE FOR
   BENEFITS, December 31, 1997          $ 36,088         $ 115,097         $ 351,949         $ 396,850       $ 316,145
                                        ========         =========         =========         =========       =========



                                                                                          Nonparticipant
                                                     Participant Directed                    Directed
                                          -----------------------------------------       --------------
                                          Warburg         Virtuoso                              D&K
                                          Emerging       Guaranteed           Loan            Common
                                           Growth         Interest            Fund             Stock         Total
                                          --------       ----------           ----            ------         -----
ADDITIONS:
   Participant contributions               $ 309          $ 20,101          $    -           $     -       $   393,890
   Employer contributions                    -                 -                 -              52,346          52,346
   Interest income                           -               3,130             1,793               -             4,923
   Net appreciation in the fair
      value of investments                   -                 -                 -              66,364         225,385
                                           -----          --------          --------         ---------     -----------
        Total additions                      309            23,231             1,793           118,710         676,544
                                           -----          --------          --------         ---------     -----------
DEDUCTIONS:
   Benefits paid to participants             -               7,432               -               2,584         101,141
   Administrative expenses                   -                 174               -                 154           1,266
   Participant loans                         -               1,358            (9,213)              -               -
   Interfund transfers, net                  -              (1,347)              -                 -               -
                                           -----          --------          --------         ---------     -----------
        Total deductions                     -               7,617            (9,213)            2,738         102,407
                                           -----          --------          --------         ---------     -----------
        Change in net assets
           available for benefits            309            15,614            11,006           115,972         574,137

NET ASSETS AVAILABLE FOR
   BENEFITS, December 31, 1996               -              57,265            13,048            68,230         923,436
                                           -----          --------          --------         ---------     -----------
NET ASSETS AVAILABLE FOR
   BENEFITS, December 31, 1997             $ 309          $ 72,879          $ 24,054         $ 184,202     $ 1,497,573
                                           =====          ========          ========         =========     ===========


                             The accompanying notes are an integral part of this statement.

                           D&K WHOLESALE DRUG, INC.
                           ------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                          DECEMBER 31, 1997 AND 1996
                          --------------------------


1.    DESCRIPTION OF THE PLAN:
      ------------------------

The following description of the D&K Wholesale Drug, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

General
-------

The Plan is a defined contribution plan established by D&K Wholesale Drug, Inc. (D&K or the Company) under the provisions of Section 401(a) of the Internal Revenue Code. The Plan was established January 1, 1995, to offer the employees of the Company a means of saving funds, on a pretax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Prior to July 1, 1997, full-time employees were eligible to participate in the Plan upon reaching age 21 and completing 120 days of regular service. Effective July 1, 1997, full-time employees are eligible to participate in the Plan upon reaching age 21 and completing 30 days of regular service.

The Plan is administered by executives of D&K, with additional administrative duties performed by Pension Associates of Wausau, Inc., a third-party plan administrator. The assets of the Plan are held in a trust by Nationwide Insurance Company (Nationwide).

Contributions
-------------

Plan participants may contribute up to 20% of their annual compensation, subject to certain limitations. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the Internal Revenue Code.

The Company contribution is discretionary and is currently equivalent to 25% of employees' contributions up to a maximum contribution based on 6% of eligible compensation and is invested in the D&K Common Stock Fund. In April 1998, the Company contribution to the Plan for 1997 was made in the form of 3,625 shares of D&K Healthcare Resources, Inc. common stock valued at $52,346.

Investments
-----------

Participants direct contributions into any of seven investment funds. Members may change their investment elections quarterly. A description of each investment fund is provided below:

      Dreyfus A Bonds Plus
      --------------------

      For investment of contributions in a fund which invests principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and major U.S. banking institutions. At least 80% of the fund's portfolio is invested in bonds rated at least A by Moody's Investor Services, Inc. or Standard and Poor's Corporation. The fund seeks the maximum amount of current income to the extent consistent with the preservation of capital and maintenance of liquidity.

      Fidelity Asset Manager
      ----------------------

      For investment of contributions in a fund which diversifies across stocks, bonds and short-term and money market instruments, both in the United States and abroad. The fund has a neutral mix, which represents the way the fund's investments will generally be allocated over the long term. This mix will vary over short-term periods as fund management gradually adjusts the fund's holdings, within defined ranges, based on the current outlook for the different markets. Neutral mix: stocks 50% (can range from 30-70%), bonds 40% (can range from 20-60%), and short term/money market 10% (can range 0-50%). The fund seeks high total return with reduced risk over the long term.

      Neuberger & Berman Guardian Fund
      --------------------------------

      For investment of contributions in a fund that invests in stocks of established, high quality companies considered to be undervalued in comparison to stocks of similar companies. The fund seeks capital appreciation and current income.

      American Century:  Twentieth Century Ultra
      ------------------------------------------

      For investment of contributions in a fund that invests in the stocks of companies that demonstrate accelerating, sustainable earnings growth. The fund's management team evaluates companies based on earnings and revenue trends. The fund intends to remain fully invested in the stock market at all times. The fund seeks capital appreciation over time by investing primarily in the common stocks of medium- and large-sized companies that exhibit accelerating growth.

      Oppenheimer Global Fund A
      -------------------------

      For investment of contributions in a fund that invests in foreign and U.S. markets using a disciplined theme approach. The fund identifies key worldwide trends in order to focus on areas that the fund management believes offers some of the best opportunities for long-term growth. These trends fall into three categories of change: technological change, demographic/geopolitical change and changing resource need. The fund utilizes techniques such as hedging, borrowing money for investment in securities and short-term trading. The fund seeks capital appreciation and does not consider current income as an objective.

      Warburg Emerging Growth Fund
      ----------------------------

      For investment of contributions in a fund that invests in a portfolio of equity securities of domestic companies. The fund ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation. Emerging growth companies are small- or medium-sized companies that have passed their start-up phase and that show positive earnings and prospects of achieving significant profits and gains in a relatively short period of time. Emerging growth companies generally stand to benefit from new products or services, technological developments or changes in management and other factors and include smaller companies experiencing unusual developments affecting their market value. The Emerging Growth Fund seeks maximum capital appreciation.

      Virtuoso Guaranteed Interest Fund
      ---------------------------------

      For investment of contributions in a guaranteed return contract with a quarterly interest rate that is indexed to the Treasury Note yield. The interest earned in this contract can change quarterly if the yield on the Treasury Note index changes. The assets invested in this contract are a part of the general assets of Nationwide. In 1997, the return on this fund was 5.1%.

      D&K Common Stock Fund
      ---------------------

      Company contributions to this fund are invested in the common stock of D&K. The fund may have cash on hand to meet current needs. Accounts are valued as of the last day of the plan year. This fund is not an investment option for employee contributions.

Vesting
-------

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company contributions and the earnings thereon is determined based on participants' years of vesting service. Vesting service is any calendar year in which a participant was credited with one thousand hours. The vesting schedule is as follows:

                                                     Percentage
   Years of Vesting Service                            Vested
-------------------------------                      ----------
           0-1                                            0%
            2                                            20%
            3                                            40%
            4                                            60%
            5                                            80%
            6                                           100%
Death, disability or retirement                         100%

Payments of Benefits
--------------------

Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability or other termination of employment. Distributions from the D&K Common Stock Fund are made in cash. Forfeitures of the nonvested amounts are used to reduce company discretionary contributions.

Loans to Employees
------------------

Participants of the Plan may borrow funds from their accounts up to $50,000 or 50% of their vested balances, whichever is less. The outstanding balance of loans to participants was $24,054 and $13,048 as of December 31, 1997 and 1996, respectively.

Plan Member Accounts
--------------------

Individual accounts are maintained for each plan participant to reflect the plan participant's share of the Plan's income, the Company's contribution and the plan participant's contribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      -------------------------------------------

Definition of the Plan Year
---------------------------

The Plan year is a calendar year ending December 31.

Basis of Presentation
---------------------

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Administrative Expenses
-----------------------

The Company pays all administrative expenses of the Plan.

Valuation of Investments
------------------------

Investments in mutual funds and D&K stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. All investments of the Plan are listed at unit value, as determined by Nationwide. Unit value is calculated as the appreciation/depreciation of each mutual fund based on an original index of $1.00 per unit in relation to the net asset value per each fund's market listing.

The Plan's guaranteed interest fund is included in the financial statements at December 31, 1997, at contract value, which approximates market value as reported to the Plan by Nationwide. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee which is based on the five-year U.S. Treasury Note yield. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant's account.

3.    TAX STATUS:
      -----------

The Plan has not obtained a determination letter from the IRS, however, the Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and was tax exempt through the year ended December 31, 1997.

4.    DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN:
      ----------------------------------------------------

D&K reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and D&K determines that the Trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but D&K determines that the Trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by participants or the Company, but the trust shall be administered as though the Plan were otherwise in effect.

5.    RECONCILIATION TO FORM 5500:
      ----------------------------

For the year ended December 31, 1997, the Plan had approximately $64,243 of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by D&K for the year ended December 31, 1997:

                                                                                Participant
                                                                                Termination
                                                          Benefits                  and               Net Assets
                                                         Payable to              Withdrawal          Available for
                                                        Participants              Payments              Benefits
                                                        ------------            -----------          -------------
Per financial statements                                  $    -                 $ 101,141             $ 1,497,573
Accrued benefit payments - December 31, 1997                64,243                  64,243                 (64,243)
Accrued benefit payments - December 31, 1996                   -                   (55,443)                   -
                                                          --------               ---------             -----------
      Per Form 5500                                       $ 64,243               $ 109,941             $ 1,433,330
                                                          ========               =========             ===========

                                                                                                SCHEDULE I







                                                D&K WHOLESALE DRUG, INC.
                                                ------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------


                               ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               ----------------------------------------------------------

                                                    DECEMBER 31, 1997
                                                    -----------------

                                                                                         Fair
                                                                      Cost <Fa>          Value
                                                                      ---------          -----
Dreyfus A Bond Plus                                                   $    <Fa>       $   35,572

Fidelity Asset Manager                                                     <Fa>          114,136

Neuberger & Berman Guardian                                                <Fa>          347,462

Twentieth Century Ultra                                                    <Fa>          391,058

Oppenheimer Global Fund A                                                  <Fa>          312,592

Warburg Emerging Growth                                                    <Fa>              -

Virtuoso Guaranteed Interest<F*>                                           <Fa>           72,089

Participant loans, 8% to 9.67%                                           24,054           24,054

D&K Common Stock<F*>                                                     86,957          131,856
                                                                                     -----------
                                                                                     $ 1,428,819
                                                                                     ===========

<Fa>  The Plan's record keeper does not provide historical cost information.

<F*>Also a party-in-interest.


                              The accompanying notes are an integral part of this schedule.

                                                                                                SCHEDULE II






                                                D&K WHOLESALE DRUG, INC.
                                                ------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------


                                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS <Fa>
                                   ---------------------------------------------------

                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                          ------------------------------------


                                           Purchases                                      Sales
                                      -------------------           ---------------------------------------------------
                                      No. of                        No. of                      Sales          Gain/
                                      Trans.       Cost             Trans.     Cost <Fb>        Price        (Loss)<Fb>
                                      ------       ----             ------     ---------        -----        ----------
Neuberger & Berman Guardian             26       $114,501             16         $  -          $15,590         $  -

Twentieth Century Ultra                 37        149,125             17            -           25,197            -

Oppenheimer Global Fund A               36         92,499             14            -           38,720            -

D&K Common Stock<F*>                     1         50,313              3            -            2,590            -


<Fa>  Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.

<Fb>  The Plan's record keeper does not provide historical cost information.

<F*>Also a party-in-interest.


                              The accompanying notes are an integral part of this schedule.